Via Edgar

June 05, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sharon Blume, Assistant Chief Accountant

Re:	Century Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 12, 2013 File No. 0-15752

Ladies and Gentlemen:

On behalf of Century Bancorp, Inc. (the “Company” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2013 with respect to our Annual Report on Form 10-K for the year ended December 31, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A Controls and Procedures, page 9

1.	We note your disclosure here and in your March 31, 2013 Form 10-Q, that the principal executive and financial officers have concluded that the Company’s disclosure controls and procedures “effectively ensure” that information required to be disclosed in the company’s filings… is accumulated and reported to company management….” Please revise your future filings to clearly state whether your disclosure controls procedures are “effective” or “not effective.”

Response: In future filings, we will clearly state whether our disclosure controls are “effective” or “not effective”.

2.	We note your disclosure that the Company has reviewed its internal control over financial reporting (“ICFR”) and there have been no significant changes in its ICFR or in other factors that could significantly affect its ICFR. Please confirm to us that there were no changes that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Revise your future filings accordingly. Refer to Item 308(c) of Regulation S-K.

Response: There were no changes that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. Future filings will be revised accordingly.

Critical Accounting Policies

Impaired Investment Securities, page 17

3.	We note your disclosure that it is “not likely” that the Company will be required to sell its debt securities with an unrealized loss before the anticipated recovery of their remaining amortized cost, which you use to support your assertion that no other than temporary impairment should be recorded in your financial statements. Please revise your disclosure here and elsewhere in your filing, to state, consistent with the accounting literature, that it is not “more likely than not” that you will be required to sell these investments.

Response: We agree that the threshold set forth in the literature is “more likely than not”. As an alternative to “not more likely than not”, we opted for the phrase “not likely.” We chose this phrase as we believed it was “plain English” which would be clearer to the reader, and did not differ materially in meaning.

It appears from the comment that the Staff is requesting the Company to refile the December 31, 2012 Form 10-K with the revised language. As Company management does not believe the language used to be misleading to investors or materially different in meaning from the proposed language, we respectfully propose altering the language in future filings. In addition, gross unrealized losses at December 31, 2012 amounted to $1,271,000 on securities available-for sale of $1,434,801,000 or only .09% of the total.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 44

4.	We note your disclosure that loans are charged-off when management believes that the collectability of the loan’s principal is not probable. Please tell us and revise your future filings to disclose the specific factors that management considers when making this determination.

Response: The specific factors that management considers in making the determination that the collectability of the loan’s principal is not probable include the following:

•	the delinquency status of the loan,

•	the fair value of the collateral, if secured, and

•	the financial strength of the borrower and/or guarantors.

Future filings will reflect the specific factors that management considers.

5.	In addition to the above, please provide us, and revise your future filings to disclose, your charge-off policy with respect to collateral dependent loans. Explain whether you record a charge-off when the collateral value of the loan is less than its carrying value or if you record a specific valuation allowance for this difference.

Response: For collateral dependent loans, the amount of the recorded investment in a loan that exceeds the fair value of the collateral is charged-off against the allowance for loan losses in lieu of an allocation of a specific allowance amount when such an amount has been identified definitively as uncollectible. Future filings will reflect the charge-off policy with respect to collateral dependent loans.

Revision of EPS Presentation, page 49

6.	Please tell us how you determined the revisions to basic and diluted EPS were not material to any previously filed financial statements. We note the quantitative impact appears to be material.

Response: Upon determination that the Company’s EPS should be calculated using the two-class method, management of the Company analyzed the materiality of this revision relying, in part, on “SEC Staff Accounting Bulletin No. 99: Materiality” for guidance. The principle focus of this analysis was a determination of whether a reasonable investor’s judgment would have been affected based on the total mix of information available, had the revised amounts been originally presented.

For the year ended December 31, 2011, the EPS calculations as presented (1) understated basic EPS for Class A common stock by $0.67, and (2) overstated basic and diluted EPS for Class B common stock by $1.17. However, the use of the two-class method did not impact Class A, diluted EPS, which, as more fully described below, management considers as the key EPS metric for investors.

The identified EPS revisions do not impact any reported net income amounts nor the amounts within the consolidated balance sheet, statement of cash flows, or changes in stockholders’ equity or other comprehensive income. The revisions only affect the basic and diluted EPS amounts as presented on the consolidated statements of income and the related EPS disclosures included in the notes to the consolidated financial statements.

Management of the Company believes that diluted EPS, and not basic EPS, is the important, key EPS metric for its stockholders or other users of the consolidated financial statements. Management believes that given the capital structure of the Company, diluted EPS is both management’s and the Company’s investors’ focus as it reflects the impact of outstanding common stock equivalents, and is viewed as a more realistic hypothetical outcome were the Company to have a policy of distributing all earnings than does basic EPS. In addition, and equally important, given that the Class B common stock is not publicly traded and is principally owned by the Chairman of the Board, management does not believe that basic or diluted EPS for Class B common stock is an important metric for the Company’s shareholders or other users of the financial statements. Company management focuses on Class A diluted EPS in earnings press releases as it believes this to be the most relevant metric to investors.

Management of the Company believes that the total mix of information originally provided is sufficient to consider the revision to EPS immaterial. Specifically, the details related to the different classes of common stock are included in the notes to the consolidated financial statements, and are disclosed separately on the face of the balance sheet. Further, the dividends paid by class are disclosed separately by class in the statement of changes in stockholders’ equity. Further, the convertible nature and the dividend rights of the common stock are well disclosed.

We also considered the following additional qualitative factors:

•	The revisions of the Company’s EPS do not impact trends in profitability. The revision does not impact trends related to profitability on a per-share basis.

•	This EPS calculation revision did not change any loss to income or vice versa.

•	There are no loan covenants, contractual agreements, or regulatory provisions that are impacted by the Company’s EPS calculations.

•

There are no specific statutory or regulatory reporting requirements that affect the materiality thresholds. Banking regulators do not evaluate the Company’s performance on an EPS basis, and EPS has no impact on the key measurements that regulators apply to banks, which include profitability, liquidity, management capital, and asset quality.

•	Management’s compensation is not impacted by the EPS amounts disclosed.

•	The issues identified did not involve fraud or possible illegal acts, violations of contractual provisions, or conflicts of interest. They are the result of an incorrect application of U.S. generally accepted accounting principles specific to the application of the two-class method for common stock with different dividend rates for purposes of calculating EPS.

•	There is no estimation, allocation, or uncertainty related to EPS measurements.

•

There was no motivation for management to report EPS incorrectly in the manner noted. Earnings were not impacted, and the earnings are the most significant metric with respect to expectations. There was no intentional decision not to follow GAAP.

Ultimately, the determination of materiality was made on whether management believed that the judgment of a reasonable person would have been changed or influenced by the EPS correction. Based on the above, our conclusion was that a reasonable investor’s judgment would not have been changed or influenced. We believe this is further supported by investor reaction subsequent to the EPS revision in the June 30, 2012 10-Q:

•	Subsequent to the issuance of the June 30, 2012 10-Q, we did not note any unusual price or volume fluctuations in the Company’s Class A shares.

•	No inquiries were received from investors regarding the revision.

7.	In addition to the above, please provide us with a reconciliation of basic and diluted EPS as previously reported for December 31, 2010 and December 31, 2011, as we could not locate this information in your December 31, 2011 10-K.

Response: The basic and diluted EPS results and components to compute these amounts are reflected below the income statement contained within the 2011 Report on Form 10-K. The net income is divided by the weighted average number of shares for both basic and diluted to arrive at basic and diluted EPS. The information presented reflects the information necessary to reconcile the two types of EPS. The information presented is as follows:

	2011	2010

Net income (dollars in thousands except share data)	$16,693	$13,574

SHARE DATA
Weighted average number of shares outstanding, basic	5,540,644	5,533,506
Weighted average number of shares outstanding, diluted	5,541,794	5,535,742
Net income per share, basic	$3.01	$2.45
Net income per share, diluted	3.01	2.45

Note 9 – Fair Value Measurements, page 66

8.

Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisals values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Response: Future filings will be revised to reflect the information requested in this comment.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact the undersigned at (781) 393-4630 with any questions regarding the above.

Sincerely,

Century Bancorp, Inc.

By:	/s/ William P. Hornby
William P. Hornby
Chief Financial Officer and Treasurer